Shanghai Century Acquisition Corporation announces termination of proposed acquisition of Kelun Pharmaceutical and signing of agreements to acquire New Goal International Limited.

New York - February 20, 2008 - Shanghai Century Acquisition Corporation (Amex: SHA), a special purpose acquisition corporation, announced today that it has signed an agreement to terminate the share purchase agreement dated May 28, 2007 with Sichuan Kelun Pharmaceutical Co., Ltd. (“Kelun”).

At the same time, Shanghai Century announced that it has signed agreements for the acquisition of 100% of the shares of Asia Leader Investments Limited (“Asia Leader”) the owner of 67% of the shares of New Goal International Limited (“New Goal”) in consideration for $300,000 plus a commitment to contribute $70,000,000 to the capital of New Goal. Pursuant to these agreements Shanghai Century will also acquire Asia Leader’s option to purchase the remaining 33% of New Goal, which Shanghai Century will exercise at closing for $31,800,000. This acquisition (the “Acquisition”) will not require PRC governmental approval since both Asia Leader and New Goal are Hong Kong companies.

Following the Acquisition, Shanghai Century will be engaged in the structured and specialized financial leasing business in the People’s Republic of China in such industries as 3G mobile telecommunication subscriber financing and network expansion, financial and banking services infrastructure, automobiles and transportation, alternative energy, energy saving infrastructure, healthcare and aviation.

Shanghai Century announced that the termination of the proposed Kelun acquisition was due to the delay of PRC regulatory approval of the Kelun transaction and both Shanghai Century and Kelun concurred that it was highly unlikely the Kelun transaction would have received approval prior to the established deadline for consummation of a business combination for Shanghai Century.

Anthony Kai Yiu Lo, Chairman and Co-CEO of Shanghai Century, stated, “While we are obviously disappointed about the Kelun transaction, we are delighted to enter into an even more exciting opportunity in the fast growing structured and specialized financial leasing industry in China. China has registered greater than 20% fixed asset investment growth every year since 2002 but the leasing volume per GDP was only 0.2% in 2006. The demand for innovative financing structures is expected to grow rapidly in the future years.” According to the 2008 White Clarke Global Leasing Report, China’s lease volume in 2006 was US$5.35 billion, representing an annual growth rate of 30.2%.

Mr. Lo, who has extensive experience in the financial services industry, will stay on as chairman of Shanghai Century following the Acquisition. It is expected that Franklin D. Chu, currently Co-Chief Executive Officer and a director of Shanghai Century, and Raymond Ch’ien, currently advisor to Shanghai Century and Chairman of Hang Seng Bank Limited as well as a member of the board of The Hongkong and Shanghai Banking Corporation Limited, will also be directors of Shanghai Century following the Acquisition.

New Goal is a Hong Kong company that was recently established by Kevin Ma, a pioneer in the China’s leasing industry since 1994, in order to engage in much larger leasing transactions that would fully capitalize on his expertise and extensive connections in China. Mr. Ma founded New Century International Leasing (“NCIL”) in 1994 and in 1996 co-founded Newcourt Leasing (China) Corporation. He previously held various positions in the then PRC Ministry of Foreign Trade and Economic Cooperation.

Mr. Ma, who will become the CEO and a director of Shanghai Century after the acquisition, will lead an experienced management team with many years of experience in the leasing and financial services industry in China and the United States. Mr. Ma’s second in command will be Vincent Chan, a Wharton graduate and Harvard MBA, who was formerly CEO of Zymmetry Corporation and a lead consultant for Booz Allen & Hamilton in the financial services sector. Mr. Chan will also become a member of the board of directors of Shanghai Century.

Mr. Lo added, “We have full confidence that Kevin and his team will build upon the reputation and track record of their accomplishments and propel Shanghai Century to become a true leader in China’s structured and specialized financial leasing industry.”

Initially New Goal will utilize, through contractual arrangements the existing financial leasing license of NCIL to obtain the economic benefit’s of engaging in financial leasing in the PRC. It is expected that upon closing New Goal will be a party to leasing arrangements in excess of US$50 million in the automotive and bank automation industries. In addition, the acquisition agreements require that New Goal will, as soon as practical after the closing, apply to establish its own financial leasing subsidiary in China.

Mr. Ma and the management team will not receive shares of Shanghai Century as part of the acquisition purchase price but will be eligible to receive shares of Shanghai Century upon meeting certain future performance targets. Four million shares and four million warrants will be issued to the management team if New Goal and its PRC leasing subsidiary achieve a combined net after tax income of US$20 million in 2008, which earn outs could be increased pro rata up to a maximum of 50% and decreased pro rata without any minimum. An additional four million shares of Shanghai Century will be issued to the management team if New Goal and its PRC leasing subsidiary achieve a combined net after tax income of US$34 million in 2009, which earn out could be increased pro rata up to a maximum of 25% with no shares being issued to the management team unless the US$34 million target is reached. An additional four million shares of Shanghai Century will be issued to the management team if New Goal and its PRC leasing subsidiary achieve a combined net after tax income of US$57.8 million in 2010, which earn out could be increased pro rata up to a maximum of 25% with no shares being issued to management unless the US$57.8 million target is reached. In determining whether these targets are reached, net profits will be calculated by excluding the effects of certain accounting items described in the employment agreement with Kevin Ma. All earn out shares issued to the management team will be subject to a lock up of two years from the date of issuance.

If New Goal and its PRC financial leasing subsidiary exceed all of their net after tax profit targets in 2008, 2009 and 2010 to the maximum extent permitted for the award of earn out shares and warrants, management will hold approximately 26%, 39% and 48% of the issued and outstanding ordinary shares of Shanghai Century, assuming none of Shanghai Century’s warrants and options are exercised and no other ordinary shares are issued following the Acquisition. .

Kevin Ma stated, “My goal for many years has been to build up a world class financial leasing and services company in China. I and my experienced management team have strategic plans to fully utilize the financial resources of Shanghai Century to help us achieve this goal. We aim to one day be the GE Capital of China and all the while enhance shareholder value.”

The proposed acquisition has been unanimously approved by the board of directors of Shanghai Century and the relevant acquisition parties. It is subject to the approval by a majority of the shareholders of Shanghai Century voting in person or by proxy at a meeting to be held for that purpose as well as certain closing conditions. In addition, Shanghai Century will not complete the acquisition if its shareholders holding 20% or more of the ordinary shares issued in its initial public offering both vote against the Acquisition and elect to convert their ordinary shares into a pro rata share of the funds in Shanghai Century’s trust account.

Shanghai Century will file with the United States Securities and Exchange Commission (the “SEC”) and distribute to its shareholders a proxy statement in connection with the Acquisition. Shanghai Century’s shareholders are encouraged to read the proxy statement which will contain important information about Shanghai Century, New Goal and the Acquisition, including detailed risk factors.

Shanghai Century is a foreign private issuer. As such, its proxy statement and other proxy materials with respect to the Acquisition will not be subject to preliminary review and comment by the SEC. Shanghai Century’s proxy statement with respect to the Acquisition will contain risk factor disclosure alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules. It is, however, the intent of Shanghai Century to provide to its shareholders proxy materials with respect to the Acquisition that meet the form and content requirements of the Schedule 14A of the Securities Exchange Act of 1934, as amended.

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For more information:

San Francisco:	Sharon Smith
WR Hambrecht+Co
Telephone: (415) 551 8606

Hong Kong:	Franklin D. Chu
Co-Chief Executive Officer
Shanghai Century Acquisition Corporation
Telephone: (852) 2845 8989

Additional information and where to find it

Shareholders of Shanghai Century and other interested persons are advised to read, when available, Shanghai Century’s proxy statement in connection with Shanghai Century’s solicitation of proxies for the special meeting because the proxy statement will contain important information. Such persons can also read Shanghai Century’s final prospectus, dated April 24, 2006, for a description of the security holdings of Shanghai Century’s officers and directors and their respective interests in the successful consummation of the acquisition. The proxy statement will be mailed to shareholders as of a record date to be established for voting on the acquisition. Shareholders will also be able to obtain a copy of the proxy statement, without charge, by directing a request to: Shanghai Century Acquisition Corporation, 23rd Floor, Shun Ho Tower, 24-30 Ice House Street, Central, Hong Kong SAR, China. The definitive proxy statement, once available, can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Shanghai Century and its officers and directors may be deemed to have participated in the solicitation of proxies from Shanghai Century's shareholders in favor of the approval of the acquisition. Information concerning Shanghai Century's directors and executive officers is set forth in the publicly filed documents of Shanghai Century. Shareholders may obtain more detailed information regarding the direct and indirect interests of Shanghai Century and its directors and executive officers in the acquisition by reading the preliminary and definitive proxy statements regarding the acquisition, which will be filed with the SEC.

Forward-looking statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: business conditions in China, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which New Goal International is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other competitors; timing, approval and market acceptance of new services and solutions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Shanghai Century's filings with the Securities and Exchange Commission, including its report on Form 10-K. The information set forth herein should be read in light of such risks. Neither Shanghai Century nor New Goal International assumes any obligation to update the information contained in this presentation.

About Shanghai Century Acquisition Corporation

Shanghai Century Acquisition Corporation was formed for the purpose of acquiring, through a share exchange, asset acquisition or other similar business combination, or control through contractual arrangements, an operating business having its primary operations in China.

In April 2006 the Company raised US$115 million through an initial public offering on the American Stock Exchange. The Company's units began trading on April 25, 2006 and its ordinary shares and warrants began trading separately on July 26, 2006. Shanghai Century Acquisition Corporation’s principal offices are in Hong Kong.